Exhibit 99.1

The Royal Bank of Scotland Group plc

The Royal Bank of Scotland Group plc (RBS) said it had exposure through trading and collateralised lending to funds of hedge funds invested with Bernard L Madoff Investment Securities LLC.  If as a result of the alleged fraud the value of the assets of these hedge funds is nil, RBS’s potential loss could amount to approximately £400 million.

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“Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. These forward-looking statements speak only as of the date of this announcement. The information contained in this release subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.”